FORM 1-SA

SEMIANNUAL REPORT PURSUANT TO REGULATION A

For the semi-annual period ended June 30, 2025

Robert Ventures Holdings LLC

Commission File No. 024-12331

Delaware

(State or other jurisdiction of incorporation or organization)

E.I.N.: 88-2522056

2810 N. Church St. #28283

Wilmington, Delaware 19802

Office: (302) 404-6341

Email: info@robertventures.com

All correspondence:

Arden Anderson, Esq.

Dodson Robinette PLLC

1431 E. McKinney St. Suite 130

Denton, TX 76209

EMAIL FOR CORRESPONDENCE: arden@investmentlawyers.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This semi-annual report on Form 1-SA of Robert Ventures Holdings LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements.

When considering forward-looking statements, you should keep in mind the foregoing risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

Item 1. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Unless the context otherwise requires or indicates, references in this Semi-Annual Report on Form 1-SA to “us,” “we,” “our”, “ours” or the “Company” refer to Robert Ventures Holdings LLC, a Delaware limited liability company and its controlled subsidiaries. You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this Semi-Annual report.

General

Robert Ventures Holdings LLC was formed on May 03, 2022, as a Delaware limited liability company. The Company is in the development stage, focusing on real estate development and digital asset investments.

Results of Operations

The following discussion of results of operations refers to the semi-annual period ended June 30, 2025 compared to June 30, 2024.

Revenue

We have not generated any revenues as of June 30, 2025. For the semi-annual periods ended June 30, 2025 and 2024, we generated gains from the sale of property of $159,355 and $0. The reason for the increase was primarily due to the Company’s sale of real estate in 2025.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses totaled $275,488 and $97,561 for the semi-annual period ended June 30, 2025 and 2024, respectively. The reason for the increase in these expenses was primarily due to increased marketing costs in relation to the Company’s Regulation A offering and contractor expenses relating to its real estate. Amortization expenses totaled $17,600 and $33,250 for the semi-annual period ended June 30, 2025 and 2024, respectively, due to amortization of real estate loans.

Net Loss

Net loss totaled $118,205 and $97,561 for the semi-annual period ended June 30, 2025 and 2024, respectively. The primary reasons for the increase in loss were the increase in SG&A expenses above discussed.

Liquidity and Capital Resources

We have primarily financed our operations through the sale of unregistered equity and debt financing.  As of June 30, 2025, our Company had cash and cash equivalents of $113,891.

Our capital requirements going forward will consist of financing our operations until we are able to reach a level of revenues and gross margins adequate to equal or exceed our ongoing operating expenses. Although we believe that we have access to capital resources, there are no commitments in place for new financing and there can be no assurance that we will be able to obtain funds on commercially acceptable terms, if at all. We expect to have ongoing needs for operations and asset acquisitions. To that end, we may be required to raise additional funds through equity or debt financing. However, there can be no assurance that we will be successful in securing additional capital. If we are unsuccessful, we may need to (a) initiate cost reductions; (b) forego business development opportunities; (c) seek extensions of time to fund its liabilities, or (d) seek protection from creditors.

In addition, if we are unable to generate adequate cash from operations, and if we are unable to find sources of funding, it may be necessary for us to sell all or a portion of our assets, enter into a business combination, or reduce or eliminate operations. These possibilities, to the extent available, may be on terms that result in significant dilution to our shareholders or that result in our shareholders losing all of their investment in our Company.

Off-Balance Sheet Arrangements

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as stockholders’ equity or that are not reflected in our financial statements.  Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

Trends

Key trends impacting the Company include Outer Banks real estate market conditions (currently softening), digital asset market volatility and regulation, and prevailing interest rates affecting borrowing costs and bond attractiveness.

Inflation and Interest Rates: While rates of inflation have shown signs of moderation from recent peaks, persistently elevated costs continue to impact the economy and the Company's operations. This is particularly evident in the costs of construction materials and labor, which can affect the profitability of our real estate development projects. Furthermore, the higher interest rate environment maintained by the Federal Reserve throughout much of the reporting period, while potentially stabilizing, continues to influence borrowing costs. This impacts the Company directly through interest expense on its variable-rate debt obligations and indirectly by affecting the affordability and financing capacity of potential homebuyers in our target markets.

Housing Supply and Real Estate Market Conditions: The broader US housing market has experienced fluctuations influenced by the aforementioned interest rate and inflation trends, leading to reduced affordability and transaction volumes in some areas. In our primary market of the Outer Banks, NC, we observed some softening of home prices from recent highs during 2023. However, we believe a key mitigating factor in our specific niche (Hatteras Island, entry-level new construction) is the persistent lack of housing supply, particularly for homes priced under $650,000. While overall market conditions require careful management of construction costs and pricing strategies, we believe this supply constraint continues to support demand for the type of properties we are developing.

Digital Asset Regulatory Landscape: Potential changes at the SEC, including the formation of a Crypto Task Force led by Commissioner Hester Peirce and the dropping of enforcement cases against major crypto firms like Coinbase and Uniswap, are poised to create a more favorable environment for digital asset businesses raising capital. These developments signal a shift toward clearer regulatory guidelines, potentially defining which tokens are securities and offering temporary relief for unregistered offerings, thus reducing compliance burdens and enforcement fears. The repeal of SAB 121 enables banks to custody crypto assets more easily, attracting institutional and retail investors to token sales, while a pro-innovation stance under new leadership could spur DeFi and Web3 fundraising. However, companies must remain vigilant about fraud prevention and navigate ongoing uncertainties until regulations are finalized, ensuring full transparency to capitalize on these opportunities.

The Company has a limited operating history to establish internal trends.

Item 2. Other Information.

None.

Item 3. Financial Statements.

Item 4. Exhibits

ROBERT VENTURES HOLDINGS LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

SIX MONTHS ENDED JUNE 30, 2025 and 2024

Robert Ventures Holdings LLC and Subsidiaries

Independent Accountant’s Compilation Report

To Joseph Robert, Manager of the Manager

Robert Ventures Holdings LLC and Subsidiaries

Dover, DE

Management is responsible for the accompanying consolidated financial statements of Robert Ventures Holdings LLC (a limited liability company) and Subsidiaries, which comprise the consolidated balance sheets as of June 30, 2025 and 2024, and the related consolidated statements of operations and members’ equity and cash flows for the six months ended June 30, 2025 and 2024, and the related notes to the consolidated financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the consolidated financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these consolidated financial statements.

Substantial Doubt about the Company’s Ability to Continue as a Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the consolidated financial statements, the Company has not generated any income from operations. Management’s evaluation of the events and conditions and management’s plans regarding those matters are also described in Note 10. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Elkins Park, Pennsylvania

September 12, 2025

1

Robert Ventures Holdings LLC and Subsidiaries

Consolidated Balance Sheets

June 30,

	2025	2024
Assets
Current assets
Cash and cash equivalents	$113,891	$94,714
Total current assets	113,891	94,714
Property held for investment	1,768,885	2,327,767
Crypto assets	611,572	-
Other Assets
Deposits	428	535
Deferred costs, net of amortization	15,009	8,658
Total Assets	$2,509,785	$2,431,674
Liabilities
Current liabilities
Current portion of long-term debt	$861,000	$633,305
Accounts payable and accrued expenses	2,509	10,600
Bonds payable	759,000	-
Interest payable	11,783	-
Total current liabilities	1,634,292	643,905
Due to related parties	507,963	279,602
Non-current portion - long-term debt	209,359	963,194
Total Liabilities	2,351,614	1,886,701
Members' Interest
Members' interest attributable to Parent	$193,430	$449,741
Net loss attributable to Parent	(82,744)	(78,428)
Total members' interest attributable to Parent	110,686	371,313

Members' interest attributable to NonControlling Interest (NCI)	82,946	192,793
Net loss attributable to NonControlling Interest (NCI)	(35,461)	(19,133)
Total members' interest attributable to NonControlling Interest (NCI)	47,485	173,660
Total members' interest	158,171	544,973
Total liabilities and members' interest	$2,509,785	$2,431,674

See the Accompanying Notes to the Independent Accountant’s Compilation Report.

2

Robert Ventures Holdings LLC and Subsidiaries

Consolidated Statements of Operations

Six Months Ended June 30,

	2025	2024
Revenue	$ -	$ -

General and Administrative Expenses
Advertising	110,369	-
Amortization	17,600	33,250
Bank fees	648	621
Contract labor	42,677	-
Dues and subscriptions	303	352
Interest expense	85,672	63,338
Software services	18,120	-
Web services	99	-
Total general and administrative expenses	275,488	97,561
Other Income (Expense)
Gain on sale of property	159,355	-
Other income	4,620	-
Other expenses	(6,692)	-
Total other income (expense)	157,283	-

Net loss	$ (118,205)	$ (97,561)

Net loss attributable to Parent	$ (82,744)	$ (78,428)
Net loss attributable to NonControlling Interest (NCI)	(35,461)	(19,133)
	$ (118,205)	$ (97,561)

See the Accompanying Notes to the Independent Accountant’s Compilation Report.

Robert Ventures Holdings LLC and Subsidiaries

Consolidated Statements of Members’ Interest

Six Months Ended June 30,

	Robert	Non-
	Ventures	Controlling
	Holdings	Interest	Total
Balance - January 1, 2024	$449,741	$192,793	$642,534
Net loss	(78,428)	(19,133)	(97,561)
Balance - June 30, 2024	$371,313	$173,660	$544,973

Balance - January 1, 2025	$193,430	$82,946	$276,376
Net loss	(82,744)	(35,461)	(118,205)
Balance - June 30, 2025	$110,686	$47,485	$158,171

See the Accompanying Notes to the Independent Accountant’s Compilation Report.

Robert Ventures Holdings LLC and Subsidiaries

Consolidated Statements of Cash Flows

Six Months Ended June 30,

	2025	2024

Cash Flows From Operating Activities
Net loss	$(118,205)	$(97,561)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization	17,600	33,250
Fair value (gains) on crypto assets	(619)	-
Changes in operating assets and liabilities:
Other assets	107	2,072
Accounts payable	(8,091)	(4,023)
Interest payable	11,783	-
Net cash used in operating activities	(97,425)	(66,262)

Cash Flows From Investing Activities
Purchase of property held for investment	(115,305)	(631,864)
Sale of property held for investment	314,682	-
Purchase of crypto assets	(610,953)	-
Net cash used in investing activities	(411,576)	(631,864)

Cash Flows From Financing Activities
Issuance of new notes payable	228,361	722,933
Issuance of bonds	759,000	-
Payments made on related party debt	(526,140)	-
Costs of new financing fees	(23,951)	(3,575)
Net cash provided by financing activities	437,270	719,358

Net (Decrease) Increase In Cash and Cash Equivalents	(71,731)	21,232
Cash and Cash Equivalents - January 1	185,622	73,482
Cash and Cash Equivalents - June 30	$113,891	$94,714
Supplemental disclosure of cash flow information Cash paid during the year for interest	$85,672	$63,338

See the Accompanying Notes to the Independent Accountant’s Compilation Report.

Robert Ventures Holdings LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

NOTE 1 — Company and Summary of Significant Accounting Policies

Robert Ventures Holdings LLC (the Company) was established in May 2022 in the state of Delaware. Dedicated to strategic investments in digital assets and real estate, the Company plans to allocate between thirty and seventy percent of its raised funds into real estate, focusing initially on the Outer Banks area of North Carolina. The Company’s real estate strategy involves purchasing land and constructing new homes, particularly targeting the entry-level market, with an expected project duration of approximately ten months from obtaining building permits to selling the completed property. In additional to real estate, The Company is committed to investing in digital assets with plans to hold these investments over several years and secure them in custody solutions. The proportion of capital dedicated to digital assets will also range from thirty to seventy percent, contingent to market opportunities and the Company’s internal risk assessment at specific price points, utilizing its bespoke models to identify prime purchasing periods. The consolidated financial statements represent the financial statements of the parent, Robert Ventures Holdings LLC, and its subsidiaries, RV Digital LLC and KS OBX LLC.

Basis of Presentation

The accompanying consolidated financial statements have been presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP) as detailed in the Financial Accounting Standards Board’s Accounting Standards Codification (“FASB ASC”). The Company has adopted a calendar year end.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments available for current use with an initial maturity of three months or less to be cash equivalents. Cash equivalents whose use is limited are not considered cash and cash equivalents, for purposes of the statement of cash flows.

Startup Costs

In accordance with GAAP, the Company classifies its startup costs into two categories: (a) organization costs and (b) deferred offering costs. Organization costs are expensed as incurred and deferred offering costs, which consist of certain costs incurred in connection with investment offering, are capitalized and amortized over a 12-month period. For the six months ended June 30, 2025 and 2024 the Company incurred $0 and $3,575, respectively, in deferred costs and $0 in organization costs. The Company recognized amortization expense of $17,600 and $33,250 for the six months ended June 30, 2025 and 2024, respectively.

Risks and Uncertainties

The Company is subject to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need to identify appropriate property for development, the need for additional capital (or financing) to fund operating losses (see below), competition from larger companies, dependence on key individuals.

The Company has cash available on hand and believes that this cash will be sufficient to fund operations and meet its obligations as they come due within one year from the date these consolidated financial statements are issued. The Company’s long-term success is dependent upon its ability to successfully raise additional capital as needed, increase revenues, and, ultimately, to achieve profitable operations.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

Robert Ventures Holdings LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

Property Held for Investment

For the six months ended June 30, 2025 and 2024 , the Company only maintained real estate held as available-for- sale (investments) and as such were not subject to depreciation. Refer to footnotes 3 regarding these real estate investments.

Crypto Assets

In accordance with Accounting Standards Update (ASU) 2023-08, the Company has elected to measure its in-scope crypto assets at fair value as of the end of each reporting period. Changes in fair value are recognized in net income in the consolidated statements of operations. The Company has elected to early adopt ASU 2023-08 in the current fiscal year.

Other Assets

Other assets primarily consists of earnest money and utility deposits. As of June 30, 2025 and 2024 other assets totaled $428 and $535, respectively.

Income Tax Status

The Company is organized as a limited liability company. For U.S. federal income tax purposes, taxes related to income earned by the Company represent obligations of the member and have not been reflected in the consolidated statement of operations.

Advertising

The Company expenses advertising costs as incurred. Advertising and marketing expense was $110,369 and $0 for the six months ended June 30, 2025 and 2024.

Compensated Absences

The Company does not record a liability for unpaid accumulated sick and vacation pay since there is no policy to pay any amounts when employees separate from service.

Recently Adopted Accounting Guidance

During December 2023, the FASB issued ASU No. 2023-08, “Intangibles – Goodwill and Other – Crypto Assets (Subtopic 350-60)”. This replaces the previous cost-less-impairment model. The guidance in this ASU changes the accounting for certain crypto assets. All public and private entities holding crypto assets that meet certain criteria will measure those crypto assets at fair value, with changes recognized in net income every reporting period. ASU No. 2023-08 is effective for non-public companies for fiscal years beginning after December 15, 2024, including interim periods within those fiscal years. Early adoption is permitted. The Company will adopt the guidance with no modified-retrospective basis due to the purchase of intangible assets occurring during 2025.

NOTE 2 — Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The Company adopted ASU No. 2014-09 and its related amendments (collectively, known as ASC 606, Revenue from Contracts with Customers) effective May 3, 2022. Revenue is recognized when control of the promised services are transferred to customers at an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

Robert Ventures Holdings LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

NOTE 3 —  Property Held for Investment

The Company classifies land and other property intended to be sold for profit in the future as inventory. As of June 30, 2025 and 2024, the Company had $1,768,885 and $2,327,767, respectively, inventory held for future sale. Real estate investments are considered Level 2 inputs and pricing is obtained from comps from nearby real estate properties. The investments were recorded at fair value as of June 30, 2025 and 2024.

NOTE 4 —  Crypto Assets

As of June 30, 2025, the Company’s significant crypto asset holdings were as follows:

Crypto Asset	Number of Units	Fair Value	Cost Basis
Ethereum (ETH)	64.6981	$ 160,931	$ 123,440
Bitcoin (BTC)	4.8226	$ 516,675	$ 487,119

Fair Value Hierarchy

The fair values of the Company's crypto assets were determined based on quoted prices from active markets (Level 1 inputs), such as major cryptocurrency exchanges. The specific exchange used to determine fair value was Yahoo Finance.

Aggregate Holdings

In addition to the individually significant crypto assets listed above, the Company holds various other crypto assets that are not individually significant. The aggregate fair value of these other crypto asset holdings is $454 with aggregate cost basis of $394.

Risk and Uncertainty

The crypto asset market is subject to significant volatility and regulatory uncertainty. The value of the Company's crypto assets may fluctuate significantly after the reporting date. Such fluctuations could materially impact the Company's financial condition and results of operations. Additionally, the Company is exposed to risks related to the technology and security of the blockchain network and the crypto assets it holds.

Custody and Security

The Company's crypto assets are held in a combination of third-party custodial solutions and self-custody wallets. The third-party custodian is Bitgo. The company performs regular internal audits and security reviews to verify custody and safeguarding protocols. The Company maintains robust internal controls over the access and transfer of its crypto assets.

In addition, when Robert Ventures' auditor completes its annual audit, it will be responsible for verifying the account balances with the BitGo custodian, ensuring transparency and accountability in the custody process. In order to verify the existence of our crypto assets held by the BitGo, our auditor may be provided view-only access directly by us, or our auditor may request specific reports from BitGo in order to verify the existence of the crypto assets

NOTE 5 — Concentration of Credit Risk

The Company places its cash, which may at times be in excess of FDIC insurance limits, with high quality financial institutions. At various times throughout the eight-month period, amounts exceeded the federally insured limits. As of June 30, 2025 and 2024, the Company had no amounts that were not FDIC insured.

Robert Ventures Holdings LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

NOTE 6 — Related-Party Arrangements

The Company occasionally incurs expenses that are paid by the Company’s manager, a related entity. Consequently, as of June 30, 2025 and 2024, the Company recorded $312,476 and $84,115 respectively in due from related parties as a liability in the accompanying consolidated balance sheet.

Additionally, as of June 30, 2025 and 2024, the Company owed $195,487 and $195,487, respectively, to the brother of the individual who is the current Manager of the Manager of the Company. The note payable carries an interest only payment term, incurring interest at 5% annually. The loan is set to mature in October of 2030.

NOTE 7 —  Non-controlling Interests

On February 20, 2023, the Company and an unrelated Organization, Elk Renovations LLC, formed KS OBX LLC. Per terms of the Agreement, Elk Renovations LLC has a non-controlling interest of 30% of the equity of KS OBX LLC, which is $47,485 and $173,660 as of June 30, 2025 and 2024, respectively. During the six months ended June 30, 2025 and 2024, the net loss attributable to the Company was split per terms of the Agreement, with the Company assuming $82,744 and $78,428, respectively, and Elk Renovations LLC assuming $35,461 and $19,133, respectively.

NOTE 8 —  Long-Term Debt

Long-term debt consisted of the following as of June 30:
	2025	2024

Note payable - Towne Bank - due in variable monthly interest only payments. Interest rate is Prime plus 0% with a floor of 4%. The effective interest rate as of June 30, 2025 was 7.5%. Payments are due through April 2029.

	$ 209,359	$ 248,194
Note payable - Valiant Builder Finance LLC - due in variable monthly interest only payments. Interest rate is Prime plus 1.5%. The effective interest rate as of June 30, 2024 was 10%. Payments are due through July 2024.	-	$ 327,810
Note payable - Valiant Builder Finance LLC - due in variable monthly interest only payments. Interest rate is Prime plus 1.5%. The effective interest rate as of June 30, 2024 was 10%. Payments are due through August 2024.	-	$ 202,495
Note payable - Patricia Midgett - due in monthly interest only payment of $671, including interest at 7.0%, through May 2025	$ 103,000	$ 103,000
Note payable - Patricia Midgett - due in monthly interest only payment of $583, including interest at 7.0%, through October 2025	-	$ 115,000
Note payable - Patricia Midgett - due in monthly interest only payment of $671, including interest at 7.0%, through October 2025	$ 100,000	$ 100,000
Note payable - Stone Bay Holdings - due in monthly interest only payment of $2,500, including interest at 12.0%, through February 2026	-	$ 250,000
Note payable - Steven Lloyd - due in monthly interest only payment of $2,292, including interest at 11.0%, through February 2026	-	$ 250,000
Note payable - Pony Pasture Lot 13 - due in monthly interest only payment of $2,292, including interest at 12.0%, through August 2025 and 15% thereafter through August 2026.	$ 500,000	-
Note payable - Valiant Builder- due in variable monthly interest only payments. Interest rate is WSJ Prime plus 1.5%. The effective interest rate as of June 30, 2025 was 10%. Payments are due through March 2026.	$ 158,000	-
	$ 1,070,359	$ 1,596,499

Less: current portion	$ 361,000	$ 633,305
Long-term debt	$ 709,359	$ 963,194

Robert Ventures Holdings LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

Note 8. Long-Term Debt (Continued)

Interest expense on long-term debt was $85,672 and $63,338 for the six months ended June 30, 2025 and 2024, respectively.

Future maturities of long-term debt are as follow:

Six months ending June 30,
2026	$ 361,000
2027	500,000
2028	-
2029	209,359
2030	-
1,070,359

NOTE 9 —  Bonds Payable

In October 2024, the Company began offering bonds directly to the public. These bond offerings are exempt from registration under the Securities Act of 1933 pursuant to Section 3(b)(2) and Regulation A, including any related post- qualification amendments filed with the U.S. Securities and Exchange Commission (“SEC”). The bonds do not have a stated maturity date but are subject to a lockup period during which investors cannot redeem their investment. After the expiration of the lockup period , typically ranging from 1 to 3 years, investors may request redemption, subject to the terms of the offering. The bonds are issued as either simple interest or compound interest instruments. Simple interest bonds accrue interest at annual rates ranging from 8.00% to 10.00% and make monthly interest payments. Compound interest bonds accrue interest at the same annual rates, compounded monthly, and pay both principal and accrued interest at the time of redemption.

As of June 30, 2025, the long-term debt related to this bond consisted of the following:

Bonds payable	$759,000
Less: unamortized debt issuance costs	-
Bonds payable less unamortized debt issuance costs	$759,000

Face amount of the bonds due over the next five years are as follows:

Period Ended
June 30,	Payment
2026	$189,500
2027	-
2028	569,500
2029	-
2030	-
Total	$759,000

NOTE 10 — Going Concern

The accompanying consolidated financial statements are prepared on a going concern basis. The Company commenced operations approximately two years ago and, as such, has incurred and will incur significant additional costs before achieving significant revenue. Additionally, the Company’s liquid assets are minimal while its debt is significant. All these factors raise substantial doubt about the Company's ability to continue as a going concern for a period of twelve months from the issuance date of this report. Management has made plans to address this uncertainty by raising funds from refinancing existing debt and new debt issuance from a Regulation A offering currently in progress. However, there is no assurance that these plans will be successful and that they will be executed in a timely manner and on acceptable terms. The accompanying financial statements do not take into account any adjustments that might result from these uncertainties.

Robert Ventures Holdings LLC and Subsidiaries

Notes to the Consolidated Financial Statements

Six Months Ended June 30, 2025 and 2024

NOTE 11 — Subsequent Events

The Company’s management has evaluated subsequent events and transactions for potential recognition or disclosure through September 12, 2025, the date the financial statements were available to be issued.

Index to Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Organization (1)
2.3	Operating Agreement(5)
3.1	Form of Bond
4.1	Form of Bond Investor Agreement (for cash)
6.1	Technology Platform Agreement (1)
6.2	BitGo Form Agreement (2)
6.3	Construction Management Agreement (2)
6.4	TowneBank Loan Agreement
6.5	Patricia Midgett Loan Agreement (Lakeside/Shoals)
6.6	Steven Lloyd Loan Agreement (Pony Lot 14) (3)
6.7	Stone Bay Holdings II, LLC Loan Agreement (Pony Lot 13) (4)

(1)Filed with Form 1-A on September 15, 2023, which is incorporated herein by reference.

(2)Filed with Form 1-A on February 7, 2024, which is incorporated herein by reference.

(3)Filed with Form 1-A on April 15, 2024, which is incorporated herein by reference.

(4)Filed with Form 1-A on August 16, 2024, which is incorporated herein by reference.

(5)Filed with Form 1-U on October 15, 2024, which is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the registrant has duly caused this Semiannual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in the State of New York, on September 30, 2025.

Robert Ventures Holdings LLC

By:	/s/ Joseph Robert
Joseph Robert,
Manager

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Joseph Robert	Manager	September 30, 2025
Joseph Robert	(principal executive officer and principal financial and accounting officer)